16006295

[redacted]

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bechtel Financing Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Beale Street
(No. and Street)

San Francisco	**CA**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Zimmermann **(415) 722-6313**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
REGISTRATIONS BRANCH
09

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

[redacted]

OATH OR AFFIRMATION

I, **Ralph Zimmermann**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bechtel Financing Services, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

[signature]
Signature

Vice President
Title

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francisco

TONI OLSON
COMM. #2001360
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 17, 2016

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 8th day of February, 2016 by Ralph Zimmermann,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.

[signature]
Signature of Notary Public

This report** contains (check all applicable boxes):
** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of changes in financial condition.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietors' capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☒ (h) Computation for determination of reserve requirements pursuant to rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.[4]
- ☐ (n) A report describing any material weakness found to exist or found to have existed since the date of the previous audit.

[4] SEC Rule 17a-5(e)(4) states that the Securities Investor Protection Corporation supplemental report should be bound separately.

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Bechtel Financing Services, LLC

We have audited the accompanying statement of financial condition of Bechtel Financing Services, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bechtel Financing Services, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
February 17, 2016

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Current assets:		
Cash	$	350,091
Other assets		1,801
TOTAL ASSETS	**$**	**351,892**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:		
Accounts payable	$	16,850
Payables to associated companies		35,042
Total current liabilities		51,892
Member's capital		300,000
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**351,892**

See Notes to Statement of Financial Condition

BECHTEL FINANCING SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. **Organization and Business Activities:**

Bechtel Financing Services, LLC (the "Company") is a wholly owned subsidiary of Bechtel Enterprises, Inc. ("BEnINC"). The Company provides financial advisory services to BEnINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

2. **Use of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. **Significant Accounting Policies:**

Cash

The Company maintains its cash in a money market mutual fund. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

Revenue and Costs:

The Company recognizes revenue for its financial advisory services as it is earned. The Company incurred operating and administrative expenses which included expenses charged and reported to the Company by BEnINC and/or associated companies. Pursuant to a Continuing Services Agreement between the Company and BEnINC, BEnINC will pay a retainer fee to the Company amounting to the total operating and administrative costs incurred by the Company that exceed all other revenues earned by the Company. This retainer fee is recorded as revenue.

4. **Transactions with Associated Companies:**

The Company has an agreement with an associated company whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

Payables to associated companies of $35,042 represent expenses paid by associated companies on behalf of the Company outstanding at December 31, 2015.

Substantially all of the Company's transactions including revenue and costs are not arm's length transactions as they are executed with its parent, BEnINC, and other associated companies. Consequently, the Company's statement of financial condition presented herein may be different from what would have been obtained if such transactions were executed on an arm's length basis with unrelated parties.

5. **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $273,693 which was $268,693 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1896 to 1.

6. **Income Taxes and Limited Liability Company Fees:**

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes.

As a limited liability company ("LLC"), the Company is subject to LLC fees which are reported under other expenses.

7. **Credit Facilities:**

At December 31, 2015, an associated company had various committed credit facilities, one of which is available for a combination of borrowing, financial letters of credit or performance letters of credit. The remaining facilities are available for performance letters of credit only. These facilities have been made available to the Company and other associated companies. There were no borrowings or letters of credit issued by the Company under these credit facilities at December 31, 2015. These credit facilities expire between 2018 and 2019.

7. **Credit Facilities, continued:**

In addition to the credit facilities described above, an associated company had uncommitted bilateral letter of credit arrangements with banks at December 31, 2015, which the associated company has made available to the Company and other associated companies. There were no letters of credit issued by the Company under these credit arrangements at December 31, 2015.

Under the associated company's credit agreements, the associated company is required to meet certain financial covenants. The associated company was in compliance with these covenants at December 31, 2015.

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015